LAURA ANTHONY, ESQ.

CRAIG D. LINDER, ESQ.*

JOHN CACOMANOLIS, ESQ.**

Associates and OF COUNSEL:

JOSEPHINE CARINO, ESQ.***

CHAD FRIEND, ESQ., LLM

MICHAEL R. GEROE, ESQ., CIPP/US****

JESSICA HAGGARD, ESQ. *****

CHRISTOPHER T. HINES, ESQ. ******

PETER P. LINDLEY, ESQ., CPA, MBA

JOHN LOWY, ESQ.*******

STUART REED, ESQ.

LAZARUS ROTHSTEIN, ESQ.

SVETLANA ROVENSKAYA, ESQ.********

HARRIS TULCHIN, ESQ. *********

WWW.ALCLAW.COM WWW.SECURITIESLAWBLOG.COM DIRECT E-MAIL: LANTHONY@ALCLAW.COM

*licensed in CA, FL and NY

**licensed in FL and NY

*** licensed in CA

****licensed in CA, DC, MO and NY

*****licensed in Missouri

****** licensed in CA and DC

*******licensed in NY and NJ

********licensed in NY and NJ

April 23, 2025

VIA ELECTRONIC EDGAR FILING

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Musicow US Vol. 1 LLC Form 1-A Filed March 7, 2025 File No. 024-12581

Dear Sir or Madam:

We have electronically filed herewith on behalf of Musicow US Vol. 1 LLC (the “Company”) Amendment No. (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed on March 7, 2025 (“Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the originally filed Form 1-A. In addition, we have included a narrative response, on behalf of the Company keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Paul Baik dated April 3, 2025. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Form 1-A filed March 7, 2025

General

1.	Comment: We note that you plan to enter into Purchase Agreements pursuant to which Income Interest Owners will sell Income Interests related Music Assets to you. Please provide further details regarding these proposed transactions, including but not limited to the number of Music Assets included in each series of Royalty Shares and whether you plan to file a post qualification amendment to your Form 1-A in connection with any additional series of Royalty Shares.

Response: In response to the Staff’s Comment, the Company has revised the disclosure in Amendment No. 1 to add further details regarding the proposed transactions, including that one ore more than one Music Assets may be included in each series of Royalty Shares and that after qualification of this Offering Statement, the Company plans to add additional series of Royalty Shares by filing one or more post-qualification amendments to the Offering Statement.

Cover page

2.	Comment: We note you intend to price each series offering after qualification pursuant to Rule 253(b) and that the price per Royalty Share will be determined by the company’s manager. Please revise to indicate the price range of the Series 00001 and along with the maximum number securities to be offered in that series. Also please revise to clarify when the price per Royalty Share will be determined by the company’s manager and when it will be added to the offering statement.

Response: In response to the Staff’s Comment, the Company has revised the disclosure in Amendment No. 1 to indicate the price range of the Series 00001 and along with the maximum number securities to be offered in that series and to clarify when the price per Royalty Share will be determined by the Company’s manager and when it will be added to the offering statement.

3.	Comment: We note that your Manager’s officers and employees will rely on Rule 3a4-1, the safe harbor from broker-dealer registration. Please advise us on how the Manager’s officers and employees will comply with Rule 3a4-1.

Response: In response to the Staff’s Comment, the Company has revised the disclosure in Amendment No. 1 to include the following paragraph with regard to the Company’s Manager, its manager, and their respective officers and employees:

They meet the conditions of Paragraph (a)(4)(iii) of Rule 3(a)4-1 of the Exchange Act, in that they will restrict their participation to any one or more of the following activities: (a) preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation by the associated person of a potential purchaser; provided however, that the content of such communication is approved by a partner, officer or director of the issuer; (b) responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; provided, however, that the content of such responses are limited to information contained in an Offering Statement filed under the Securities Act of 1933, as amended, or other offering document; or (c) performing ministerial and clerical work involved in effecting any transaction.

4.	Comment: Please revise to clarify how the company plans to add additional series to the offering statement.

Response: In response to the Staff’s Comment, the Company has revised the disclosure in Amendment No. 1 to clarify how the Company plans to add additional series to the offering statement.

Compensation to be paid to Administrator, page 8

5.	Comment: Please clarify if the Administrative Fee is a one-time fee or if the fee is a reoccurring fee. Also clarify when the Administrative Fee is going to be paid.

Response: In response to the Staff’s Comment, the Company has revised the disclosure in Amendment No. 1 to clarify that the Administrative Fee is a one-time fee for each series that will be paid at the time of closing of the applicable series offering.

Offering Price per Royalty Share of a series, page 16

6.	Comment: We note your statement that “[t]he fixed initial public offering price per Royalty Share in the range from $18.00 to $20.00 will be determined upon 15 business days of qualification of the Offering Statement by the SEC pursuant to Rule 253(b).” Please note that Rule 253(g)(1) indicates that the offering circular pricing supplement must be filed within 2 business days following the earlier of the date of determination of the offering price or the date such offering circular is first used after qualification in connection with a public offering or sale. Please revise your disclosure as appropriate or advise.

Response: In response to the Staff’s Comment, the Company has revised the disclosure in Amendment No. 1 to state that the Company will file an offering circular supplement within 2 business days following the earlier of the date of determination of the offering price or the date such offering circular is first used after qualification in connection with a public offering or sale as required by Rule 253(g)(i).

Series Distribution Policy, page 20

7.	Comment: Please revise here, and under an appropriate caption in your Summary section, to disclose all fees that are expected to reduce Income Interests otherwise payable to Royalty Share Holders as Royalty Share Income.

Response: In response to the Staff’s Comment, the Company has revised the disclosure in Amendment No. 1 to disclose all fees that are expected to reduce Income Interests otherwise payable to Royalty Share Holders as Royalty Share Income.

8.	Comment: Please revise here, and under your Description of the Royalty Shares section, to describe the capital management strategies you expect to implement for Income Interests you have received in respect of Royalty Rights but not yet distributed to Royalty Share Holders. Disclose the material terms of any corresponding financial instruments, and clarify how any gains/losses may impact your ability to satisfy your distribution obligations to Royalty Share Holders.

Response: In response to the Staff’s Comment, the Company has revised the disclosure in Amendment No. 1 to state that the Company will not deploy any capital management strategies related to any Income Interests it has received in respect of its Royalty Rights but which have not yet been distributed to holders of Royalty Shares.

Use of Proceeds to Issuer, page 62

9.	Comment: Please revise to disclose and quantify all sources of offering and acquisition expenses, including offering and acquisition expenses payable to the Company, sourcing fees payable to the Company, and administrative fees payable to the Manager.

Response: In response to the Staff’s Comment, the Company has revised the disclosure in Amendment No. 1 to disclose and quantify all sources of offering and acquisition expenses, including offering and acquisition expenses payable to the Company, sourcing fees payable to the Company, and administrative fees payable to the Manager.

10.	Comment: We note your statement that “[a]ny proceeds raised by the company in excess of the aggregate expenses described and accounted for in the table below will be used by the company as working capital to fund our operations, including the provision of ongoing administrative services related to the Royalty Shares.” We do not understand how you anticipate that you will raise more than your maximum offering amount of $7,640.00 as noted on your cover page and on page 4. Please revise or advise as appropriate.

Response: In response to the Staff’s Comment, the Company has revised the disclosure in Amendment No. 1 to remove the referenced statement.

11.	Comment: Please revise to clarify the $1,415.00 in the column “Organizational and Offering Costs” as to the amounts for partial reimbursement of organizational and Offering costs and expenses, ongoing cost and expenses associated with each offering, holding and managing the rights of investors in the Royalty Shares, and general administrative costs and expenses.

Response: In response to the Staff’s Comment, the Company has revised the disclosure in Amendment No. 1 to clarify the $1,415.00 in the column “Organizational and Offering Costs” as to the amounts for partial reimbursement of organizational and Offering costs and expenses, and to also clarify that ongoing cost and expenses associated with each offering, holding and managing the rights of investors in the Royalty Shares, and general administrative costs and expenses will be borne by the Manager/Administrator.

Liquidity and Capital Resources, page 79

12.	Comment: We note your disclosure that the Manager has funded the Company in an amount of approximately $20,000.00 as of the date of this filing. However we note your disclosure on page 23 that the Manager has funded the Company in an amount of approximately $50,000.00 as of the date of this filing. Please reconcile the inconsistency or advise.

Response: In response to the Staff’s Comment, the Company has corrected the amount in Amendment No. 1 to consistently be stated as $47,200.00 as of December 31, 2024, and $83,602.46 as of the date of filing of Amendment No. 1.

Exclusive Forum provision, page 98

13.	Comment: Please revise to clarify the scope of the Operating Agreement’s exclusive forum provision. In this regard, we note that it designates the federal district courts of the United States of America and the courts of the State of Delaware, in each case located in Delaware, as the exclusive forum for disputes between the Company and its shareholders involving claims under the Securities Act. However, your disclosure also states that the provision “would not apply to suits bought to enforce a duty or liability created by the Securities Act, Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.”

Response: In response to the Staff’s Comment, the Company has revised the referenced disclosure in Amendment No. 1 to clarify the scope of the Operating Agreement’s exclusive forum provision.

Index to Financial Statements, page F-1

14.	Comment: We note that on January 14, 2025, Musicow IP entered into an Asset Purchase Agreement with Brian Kennedy Seals pursuant to which Musicow IP agreed to purchase the underlying copyrights to “Mr. Know It All.” Subsequently on March 3, 2025, Musicow IP entered into a Royalty Sharing Agreement with the registrant’s Manager in which they agreed to assign Royalty Rights from “Mr. Know It All” to the Manager. Given the business plan of the registrant and the related party nature of these entities, it appears that the registrant’s operations may have commenced. Please provide a thorough analysis telling us why you have omitted certain financial statements required by Part F/S of Form 1-A.

Response: We respectfully advise the Staff that, the Company has included its audited financial statements from August 2, 2024 (inception) through December 31, 2024, in Amendment No. 1.

Exhibits

15.	Comment: Please file as an exhibit the technology services agreement between you and North Capital Private Securities Corporation.

Response: In response to the Staff’s Comment, the Company has filed a copy of the technology services agreement between the Company and North Capital Investment Technology, Inc. as Exhibit 6.8 to Amendment No. 1.

If the Staff has any further comments regarding registration statement on Form F-1, or any subsequent amendments to the Company’s registration statement on Form F-1, please feel free to contact the undersigned.

ANTHONY, LINDER & CACOMANOLIS, PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Kellie Kim/U.S. Securities and Exchange Commission
Kristina Marrone/U.S. Securities and Exchange Commission
Pearlyne Paulemon/U.S. Securities and Exchange Commission
David Link/U.S. Securities and Exchange Commission
Paul Baik/Musicow US Vol. 1 LLC
Craig D. Linder, Esq./Anthony, Linder & Cacomanolis, PLLC

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